SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                             NOTIFICATION OF LATE FILING

(Check One):

(X)  Form 10-K  (  ) Form 20-F ( )  Form 11-K  ( )  Form 10 Q  (  ) Form N-SAR

For the Period Ended:  December 31, 2000

( )Transition Report on Form 10-K
( )Transition Report on Form 10-Q
( )Transition Report on Form 20-F
( )Transition  Report on Form N-SAR
( )Transition  Report on Form 11-K

For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                          PART I - Registrant Information

Full Name of Registrant:  HealthCare Integrated Services, Inc.
Former Name if applicable:  HealthCare Imaging Services, Inc.
Address of principal executive office:
Street and Number:  1040 Broad Street
City, State and Zip Code:  Shrewsbury, New Jersey 07702

                         PART II Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable


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               effort or expense;

(X) (b) The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, 11 K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10 Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

( )     (c)    The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.

                               PART III Narrative

State below in reasonable detail the reasons why Form 10-K, 20 F, 11 K, 10 Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant was unable to file its Annual Report on Form 10-K for the year ended December 31, 2000 in the prescribed time period, because the Registrant's audited financial statements have not been completed and could not be completed without unreasonable effort or expense. The Registrant anticipates that this Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date.

                            PART IV Other Information

(1) Name and telephone number of person to contact in regard to this notification.

        Elliott H. Vernon              (732)          544-8200
             (Name)                  (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). (X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? (X) Yes ( ) No



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If so, attach an explanation of the  anticipated  change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The registrant expects to report a net loss for fiscal 2000 in the range of $20 to $22 million as opposed to net income of approximately $1.5 million that it reported for fiscal 1999. The anticipated net loss is due, in significant part, to the registrant having to record substantial one-time charges to earnings as a result of (i) the termination of its merger agreement and administrative services agreement with Pavonia Medical Associates, P.A. ("Pavonia") and the write-off of certain deferred costs incurred by the registrant along with accounts receivable in connection with these agreements (approximately $3.0 million); (ii) the write-off of the goodwill associated with the Company's acquisition in October 1998 of substantially all of the assets of Irving N. Beran, M.D., P.A. and affiliates which was being amoritized over a 20 year period (approximately $12 million); and (iii) the write-off of other accounts receivable and leasehold expenses.



                      HealthCare Integrated Services, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                By:  /s/Elliott H. Vernon
                                         -------------------
                                         Elliott H. Vernon
                                         Chief Executive Officer &
                                         Chairman of the Board
                                         (Principal Executive Officer)